5-1-02

02033919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002.

Group Simec, ~~Inc.~~ SA DE CV
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V.
(Registrant)

Date: May 6, 2002.

By: ________________
Name: Luis García Limón
Title: Chief Executive Officer

GRUPO SIMEC

PRESS RELEASE

Contact: Adolfo Luna Luna
José Flores Flores
Grupo Simec, S.A. de C.V.
Calzada Lazaro Cardenas 601
44440 Guadalajara, Jalisco, Mexico
52 33 3669 5740

GRUPO SIMEC ANNOUNCES FINAL (AUDITED) RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

GUADALAJARA, MEXICO, May 2, 2002- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its final audited results of operations for the year ended December 31, 2001. Net sales decreased 17% to Ps. 1,903 million in 2001 compared to Ps. 2,300 million in 2000. In 2001 Simec recorded net income of Ps. 229 million versus net loss of Ps. 38 million for 2000, primarily as a result of lower direct cost of sales, a smaller reserve for income tax and employee profit sharing and the recording of financial income and other income versus financial expense and other expense.

Simec sold 560,726 metric tons of basic steel products during 2001 as compared to 619,598 metric tons in 2000. Exports of basic steel products decreased to 48,385 metric tons in 2001 versus 65,942 metric tons in 2000. Prices of products sold in 2001 decreased 9% in real terms versus 2000.

Simec's direct cost of sales was Ps. 1,278 million in 2001, or 67% of net sales, versus Ps. 1,519 million, or 66% of net sales for 2000. Indirect manufacturing, selling, general and administrative expenses (including depreciation and amortization) decreased 13% to Ps. 446 million during 2001 from Ps. 510 million in 2000.

Simec's operating income decreased 34% to Ps. 179 million during in 2001 from Ps. 271 million in 2000. As a percentage of net sales, operating income was 9% in 2001 and 12% in 2000.

Simec recorded financial income of Ps. 5 million in 2001 compared to financial expense of Ps. 108 million in 2000 due principally to (i) net interest expense of Ps. 157 million in 2001 compared to net interest expense of Ps. 321 million in 2000, reflecting lower debt levels in 2001 as described below, (ii) an exchange gain of Ps. 94 million in 2001 compared to an exchange loss of Ps. 16 million in 2000resulting from an increase of 4.5% in the value of the peso versus the dollar in 2001 compared to a decrease of 0.6% in the value of the peso versus the dollar in 2000 and (iii) a gain from monetary position of Ps. 68 million in 2001 compared to a gain from monetary position of Ps. 229 million in 2000, reflecting the domestic inflation rate of 4.4% in 2001 compared to the domestic inflation rate of 9% in 2000.

Simec recorded a reserve for income tax and employee profit sharing of Ps. 16 million in 2001 versus a reserve of Ps. 126 million in 2000. Simec also recorded other income in 2001 of Ps. 61 million versus other expense of Ps. 61 million in 2000.

On March 29, 2001, Grupo Sidek, S.A. de C.V. consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, S.A. de C.V. ("ICH"). ICH also acquired additional common shares of certain of Simec's bank creditors that, in connection with the transaction, converted approximately U.S. $95.4 million of bank debt (U.S. $90.2 million of principal and U.S. $5.2 million of interest) into common shares of Simec at a conversion price equivalent to U.S. $3.87 per American Depositary Share. In the third quarter of 2001, ICH converted approximately $69.5 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the redemption of Simec debt described below) into common shares of Simec at a conversion price equivalent to U.S. $1.60 per American Depositary Share.

At December 31, 2001, Simec's total consolidated debt consisted of approximately $103 million of U.S. dollar-denominated debt, while at December 31, 2000, Simec had outstanding $274 million of dollar-denominated debt; the decrease in total debt reflects the conversion of approximately U.S. $90.2 million of bank debt (plus U.S. $5.2 million of accrued interest thereon) into common shares of Simec, scheduled amortization payments in May 2001 on Simec's bank debt and 10 ½% Third Priority Notes due November 15, 2001 (the "CSG Notes") of Simec's wholly-owned subsidiary, Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG"), the redemption at par plus accrued interest of the entire outstanding amount of $52.3 million of CSG Notes and the conversion to equity, as described above, of a substantial portion of the debt owed to ICH which was incurred to finance the redemption of the CSG Notes, as well as the repayment of $16 million of bank debt in the third quarter of 2001 and the repayment of $11 million of bank debt in the fourth quarter of 2001. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2001.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

Pursuant to the debt restructuring of Grupo Simec, S.A. de C.V. ("Simec") completed in December 1997 (the "Simec Restructuring"), and the acceptance of additional tenders of Simec's 8-7/8% Medium Term Notes due 1998 (the "MTNs") in exchange for 10.5% Notes due November 15, 2007 of Simec's wholly-owned subsidiary Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG") in 1998, approximately 99% of Simec's outstanding consolidated debt was restructured as long-term debt of CSG; prior to the subsequent restructuring in August 2000 of a portion of such debt described below, all of such restructured debt of CSG matured in November 2007 and had principal amortizing in equal semi-annual installments which began in May 2000, except for approximately US$70 million of non-amortizing bank debt which matured in November 2009. On August 25, 2000, Simec and its bank creditors restructured US$224.9 million of Simec's then outstanding bank debt of US$ 226.8 million. The restructuring provided for, among other things, (i) a two year extension with respect to the amortization of US$134.7 million of bank debt, from 7 years to 9 years, with a final maturity in November 2009 and a 0.75% increase in the interest rate applicable to such bank debt, as a result of which such bank debt now bears interest at floating rates based on margins ranging from 5.125% to 5.625% above six-month LIBOR, and (ii) at the Simec's election, the conversion of US$90.2 million of bank debt (plus accrued interest thereon) into common shares of Simec based upon the price of approximately US$0.1935 per share (approximately US$3.87 per American Depositary Share). Simec's bank debt is secured by a lien on all of the plant, property and equipment of Simec, CSG and its subsidiaries. Pursuant to covenants contained in its bank loan instruments, CSG is prohibited from paying dividends or making distributions in cash, securities or other property to Simec. On March 29, 2001, Grupo Sidek, S.A. de C.V. consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, S.A. de C.V. ("ICH") and, in conjunction therewith, ICH acquired additional common shares of certain of Simec's bank creditors that, in connection with the transaction, converted approximately U.S. $95.4 million of bank debt (U.S. $90.2 million of principal and U.S. $5.2 million of interest) into common shares of Simec as described above. As a result, ICH acquired at that time an approximate 82.5% interest in Simec.

As a component of the Simec Restructuring, CSG consummated an offer to exchange its 10-1/2% Third Priority Notes Due December 15, 2007 (the "New Notes") for Simec's MTNs. Pursuant to the exchange offer, together with a second exchange offer completed in October 1998 on terms substantially identical to the terms of the original exchange offer, as well as the payment of a judgment in December 2000 with respect to $2,955,000 of MTNs, and the acquisition of $120,000 principal amount of MTN's in the secondary market, only $502,000 of the total $68,000,000 principal amount of MTNs originally issued remain outstanding (accrued interest was $288,569), at December 31, 2001. Principal of the New Notes (which were issued in an original principal amount of $64,423,000) commenced amortizing in equal semi-annual installments in May 2000 and, as a result of amortization payments and the redemption of New Notes in June 2001 and July 2001 described below, the New Notes were retired in full. As a result of the acquisition on March 29, 2001 by ICH of a controlling interest in Simec, CSG, as required by the terms of the New

Notes, commenced an offer in April 2001 to purchase all outstanding notes at a price of 100% of their principal amount plus accrued interest to the date of redemption. On June 8, 2001 CSG redeemed $14,505,664 principal amount plus accrued interest pursuant to such offer and on July 13, 2001 CSG exercised its optional redemption right and redeemed the remaining $37,838,023 principal amount of New Notes at par plus accrued interest. Simec financed the repurchases of the New Notes with loans from its parent, ICH. In the third quarter of 2001, ICH converted approximately $69.5 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the redemption of the New Notes and retirement of bank loans) into common shares of Simec at a conversion price equivalent to U.S. $1.60 per American Depositary Share. ICH has advised Simec that it has subsequently resold such common shares.

As a result of the Simec Restructuring, Simec's only material asset is its 100% equity interest in CSG; CSG in turn holds a 100% equity interest in each of the other subsidiaries of Simec (or in the case of non-wholly owned subsidiaries of Simec, the equity position held by it prior to consummation of the Simec Restructuring).

In October, 2001, Simec retained KPMG Cárdenas Dosal, S.C. as independent auditors, replacing its existing independent auditors, in order to have the same auditors as its parent company, ICH.

At December 31, 2001, Simec's total consolidated debt was approximately $103 million, the entire amount of which was denominated in dollars, with a weighted average interest rate of approximately 7.42%. The debt owed to ICH at December 31, 2001 was approximately $14.8 million with a interest rate of 7.5% and matures in June 2002. At December 31, 2002 CSG was not in compliance with various financial covenants contained in its bank loan instruments. CSG obtained the waiver for complying with these financial covenants until May 1, 2002. According with Mexican generally accepted accounting principles, Simec's long term bank debt was reclassified as current liabilities because the waiver did not extend to one year. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants.

Net resources provided by operations were Ps. 337 million in 2001 versus Ps. 246 million in the same period of 2000. Net resources used in financing activities were Ps. 342 million in 2001 (which amount reflects the redemption of Ps. 490 million ($52.3 million) of New Notes in June and July 2001) versus Ps. 507 million of net resources used in financing activities in the same period of 2000. Net resources used by investing activities (to acquire property, plant and equipment, other non-current assets and to increase capital stock) were Ps. 54 million in 2001 versus net resources used in investing activities of Ps. 24 million in the same period of 2000. Simec has maintained low levels of capital expenditures since 1995 due to lack of financing and does not expect to significantly increase capital expenditures for the foreseeable future until financing becomes available.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Twelve-Month Period Ended December 31, 2001 compared to Twelve-Month Period Ended December 31, 2000

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

Net Sales
Net sales of Simec decreased 17% to Ps. 1,903 million in 2001 compared to Ps. 2,300 million in 2000. Sales in tons of basic steel products decreased 9% to 560,726 tons in 2001 compared to 619,598 tons in 2000; the decrease in tons sold reflected the decrease in economic activity in Mexico and the United States. Exports of basic steel products decreased to 48,385 tons in 2001 versus 65,942 tons in 2000. The decrease in exports resulted from Simec's continuing focus on the Mexican market as margins from exports decreased as a result of the continued decline in worldwide steel prices and the strength of the peso versus the dollar given the differential in inflation levels between Mexico and the United States. The average price of steel products decreased 9% in real terms in 2001 versus the same period of 2000, due principally to pricing pressure caused by imports of competing products.

Direct Cost of Sales
Simec´s direct cost of sales decreased 16% to Ps. 1,278 million in 2001 compared to Ps. 1,519 million in 2000, reflecting lower net sales. Direct cost of sales as a percentage of net sales increased from 66% in 2000 to 67% in 2001. The average cost of raw materials used to produce steel products decreased 7% in real terms in 2001 versus 2000 as a result of decreases in the prices of scrap and certain other raw materials.

Marginal Profit
Simec´s marginal profit decreased 20% to Ps. 625 million during 2001 compared to Ps. 781 million in 2000. As a percentage of net sales, marginal profit was 33% in 2001 compared to 34% in 2000.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization relating to continuing operations) decreased 13% to Ps. 446 million in 2001 from Ps. 510 million in 2000; this decrease was due to the reduction in Simec's labor force and lower expenses. Depreciation and amortization relating to continuing operations in 2001 decreased to Ps. 133 million compared to Ps. 145 million in 2000.

Operating Income
Simec´s operating income decreased 34% to Ps. 179 million in 2001 compared to Ps. 271 million in the same period of 2000. As a percentage of net sales, operating income was 9% in 2001 and 12% in the same period of 2000.

Financial Income (Expense)
Simec recorded financial income in 2001 of Ps. 5 million compared to financial expense of Ps. 108 million during 2000. Simec recorded an exchange gain of approximately Ps. 94 million in 2001 compared to an exchange loss of Ps. 16 million in 2000 as a result of the 4.5% increase in the value of the peso versus the dollar in 2001 versus a decrease of 0.6% in the value of the peso versus the dollar in 2000. Net interest expense was Ps. 157 million in 2001 versus Ps. 321 million during 2000 reflecting a lower amount of debt outstanding during 2001. Simec recorded a gain from monetary position of Ps. 68 million in 2001 compared to a gain from monetary position of Ps. 229 million in 2000, reflecting the domestic inflation rate of 4.4% in 2001 as compared to 9% in 2000.

Other Income (Expense), Net

Simec recorded other income, net, of Ps. 61 million in 2001 (reflecting (i) income from the cancellation of Ps. 14 million of bank interest recorded as accrued interest in the prior year (included a gain of Ps. 1 million in respect of $120,000 principal amount of MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled), (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Grupo Sidek, (iv) expense relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 24 million and (vii) income related to other financial operations of Ps. 13 million) compared to other expense, net, of Ps. 61 million in 2000 (reflecting (i) expenses related to the disposal of excess dust at the Mexicali mini-mill resulting from the scrap melting process in previous years of Ps. 32 million, (ii) costs related to the Simec Restructuring of Ps. 12 million), (iii) the provision of Ps. 10 million for doubtful accounts recorded as a result of changes in estimates made in prior years and (iv) expenses related to other financial operations of Ps. 7 million.

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 16 million for income tax and employee profit sharing in 2001 (including income of Ps. 5 million from the provision from the application of Bulletin D-4 with respect to deferred income tax) compared to a provision of Ps. 126 million in 2000 (including a provision of Ps. 55 million from the application of Bulletin D-4 with respect to deferred income tax).

Discontinued Operations

In 2000, Simec recorded net loss from discontinued operations of Ps. 14 million (which included the operations of Estral and Moly-Cop). In 2000, Estral and Moly-Cop recorded in the aggregate net sales of Ps. 138 million and operating income of Ps. 14 million. Simec had no discontinued operations in 2001.

Net Income Before Minority Interest

As a result of the foregoing, Simec recorded net income before minority interest of Ps. 229 million in 2001 compared to net loss before minority interest of Ps. 38 million in 2000.

Recent Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 659 million at December 31, 2001 compared to Ps. 698 million at December 31, 2000. The effect on Simec's consolidated statement of income in 2001, was a decrease of Ps. 5 million in the provision for income tax and employee profit sharing compared to an increase of Ps. 55 million in 2000. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** Quarter: **4** Year: **2001**

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,621,746**	**100**	**5,000,905**	**100**
2	**CURRENT ASSETS**	**712,042**	**15**	**807,529**	**16**
3	CASH AND SHORT-TERM INVESTMENTS	61,272	1	121,153	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	313,032	7	351,295	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	59,618	1	54,180	1
6	INVENTORIES	271,497	6	277,960	6
7	OTHER CURRENT ASSETS	6,623	0	2,941	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,626,058**	**78**	**3,902,773**	**78**
13	PROPERTY	1,755,684	38	1,750,796	35
14	MACHINERY AND INDUSTRIAL	2,904,592	63	3,096,273	62
15	OTHER EQUIPMENT	164,611	4	163,621	3
16	ACCUMULATED DEPRECIATION	1,241,756	27	1,211,563	24
17	CONSTRUCTION IN PROGRESS	42,927	1	103,646	2
18	**DEFERRED ASSETS (NET)**	**283,646**	**6**	**290,603**	**6**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,845,838**	**100**	**3,875,144**	**100**
21	**CURRENT LIABILITIES**	**1,177,790**	**64**	**1,616,225**	**42**
22	SUPPLIERS	129,926	7	194,389	5
23	BANK LOANS	801,769	43	1,102,456	28
24	STOCK MARKET LOANS	4,589	0	86,691	2
25	TAXES TO BE PAID	16,365	1	53,573	1
26	OTHER CURRENT LIABILITIES	225,141	12	179,116	5
27	**LONG-TERM LIABILITIES**	**0**	**0**	**1,551,846**	**40**
28	BANK LOANS	0	0	1,068,947	28
29	STOCK MARKET LOANS	0	0	482,853	12
30	OTHER LOANS	0	0	46	0
31	**DEFERRED LOANS**	**668,048**	**36**	**707,073**	**18**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,775,908**	**100**	**1,125,761**	**100**
34	**MINORITY INTEREST**	**218**		**208**	
35	**MAJORITY INTEREST**	**2,775,690**	**100**	**1,125,553**	**100**
36	**CONTRIBUTED CAPITAL**	**2,791,081**	**101**	**1,198,577**	**106**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,304,524	47	302,203	27
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	919,236	33	896,374	80
39	PREMIUM ON SALES OF SHARES	567,321	20	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(15,391)**	**(1)**	**(73,024)**	**(6)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	797,798	29	835,317	74
43	REPURCHASE FUND OF SHARES	72,860	3	72,860	6
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(1,115,236)	(40)	(943,682)	(84)
45	NET INCOME FOR THE YEAR	229,187	8	(37,519)	(3)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**61,272**	100	**121,153**	100
46	CASH	41,094	67	26,868	22
47	SHORT-TERM INVESTMENTS	20,178	33	94,285	78
18	**DEFERRED ASSETS (NET)**	**283,646**	100	**290,603**	100
48	AMORTIZED OR REDEEMED EXPENSES	281,295	99	282,696	97
49	GOODWILL	0	0	5,453	2
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	2,351	1	2,454	1
21	**CURRENT LIABILITIES**	**1,177,790**	100	**1,616,225**	100
52	FOREING CURRENCY LIABILITIES	992,542	84	1,355,406	84
53	MEXICAN PESOS LIABILITIES	185,248	16	260,819	16
24	**STOCK MARKET LOANS**	**4,589**	100	**86,691**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	4,589	100	86,691	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**225,141**	100	**179,116**	100
57	OTHER CURRENT LIABILITIES WITH COST	135,550	60	40,592	23
58	OTHER CURRENT LIABILITIES WITHOUT COST	89,591	40	138,524	77
27	**LONG-TERM LIABILITIES**	**0**	100	**1,551,846**	100
59	FOREING CURRENCY LIABILITIES	0	0	1,551,846	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**482,853**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	482,853	100
30	**OTHER LOANS**	**0**	100	**46**	100
63	OTHER LOANS WITH COST		0	46	100
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**668,048**	100	**707,073**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	659,479	99	697,816	99
67	OTHERS	8,569	1	9,257	1
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES		0	0	0
69	OTHERS LIABILITIES		0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,115,236)**	100	**(943,682)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(1,115,236)	(100)	(943,682)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(465,748)	(808,696)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	35	57
75	EMPLOYERS (*)	407	519
76	WORKERS (*)	944	1,032
77	CIRCULATION SHARES (*)	1,788,452,125	414,300,890
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,902,843**	**100**	**2,299,885**	**100**
2	COST OF SALES	1,277,541	67	1,519,424	66
3	**GROSS INCOME**	**625,302**	**33**	**780,461**	**34**
4	OPERATING	445,643	23	509,533	22
5	**OPERATING INCOME**	**179,659**	**9**	**270,928**	**12**
6	TOTAL FINANCING COST	(4,752)	0	108,205	5
7	**INCOME AFTER FINANCING COST**	**184,411**	**10**	**162,723**	**7**
8	OTHER FINANCIAL OPERATIONS	(60,803)	(3)	60,574	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**245,214**	**13**	**102,149**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	16,010	1	125,697	5
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**229,204**	**12**	**(23,548)**	**(1)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**229,204**	**12**	**(23,548)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	13,978	1
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**229,204**	**12**	**(37,526)**	**(2)**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**229,204**	**12**	**(37,526)**	**(2)**
19	NET INCOME OF MINORITY INTEREST	17	0	(7)	0
20	**NET INCOME OF MAJORITY INTEREST**	**229,187**	**12**	**(37,519)**	**(2)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,902,843**	**100**	**2,299,885**	**100**
21	DOMESTIC	1,756,247	92	2,062,785	90
22	FOREIGN	146,596	8	237,100	10
23	TRANSLATED INTO DOLLARS (***)	15,513	1	22,930	1
6	**TOTAL FINANCING COST**	**(4,752)**	**100**	**108,205**	**100**
24	INTEREST PAID	161,566	3,400	348,967	323
25	EXCHANGE LOSSES	0	0	16,177	15
26	INTEREST EARNED	4,757	100	28,252	26
27	EXCHANGE PROFITS	93,644	1,971	0	0
28	GAIN DUE TO MONETARY POSITION	(67,917)	(1,429)	(228,687)	(211)
8	**OTHER FINANCIAL OPERATIONS**	**(60,803)**	**100**	**60,574**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(60,803)	(100)	60,574	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**16,010**	**100**	**125,697**	**100**
32	INCOME TAX	19,604	122	69,702	55
33	DEFERED INCOME TAX	(4,921)	(31)	54,757	44
34	WORKERS' PROFIT SHARING	1,327	8	1,238	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC QUARTER: 4 YEAR: 2001

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,995,729	2,383,228
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,902,843	2,299,885
39	OPERATION INCOME (**)	179,659	270,928
40	NET INCOME OF MAYORITY INTEREST(**)	229,187	(37,519)
41	NET CONSOLIDATED INCOME (**)	229,204	(37,526)

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**229,204**	**(37,526)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	127,487	222,612
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**356,691**	**185,086**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(20,040)	61,125
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**336,651**	**246,211**
6	CASH FLOW FROM EXTERNAL FINANCING	(1,934,635)	(507,412)
7	CASH FLOW FROM INTERNAL FINANCING	1,592,504	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(342,131)**	**(507,412)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(54,401)**	**(23,713)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(59,881)	(284,914)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	121,153	406,067
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	61,272	121,153

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**127,487**	**222,612**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	132,654	144,710
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(5,167)	77,902
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(20,040)**	**61,125**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	38,263	45,369
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	6,463	26,989
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(9,120)	(16,229)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(64,463)	20,670
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	8,817	(15,674)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(1,934,635)**	**(507,412)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(61,671)	1,134,747
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(85,781)	(1,334,748)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(46)	0
27	(-) BANK FINANCING AMORTIZATION	(1,257,899)	(195,700)
28	(-) STOCK MARKET AMORTIZATION	(529,238)	(112,484)
29	(-) OTHER FINANCING AMORTIZATION	0	773
7	**CASH FLOW FROM INTERNAL FINANCING**	**1,592,504**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	1,025,183	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	567,321	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(54,401)**	**(23,713)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	60,094
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(38,013)	(42,621)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	818	6,094
39	+ (-) OTHER ITEMS	(17,206)	(47,280)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	12.05 %	(1.63) %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.26 %	(3.33) %
3	NET INCOME TO TOTAL ASSETS (**)	4.96 %	(0.75) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	%	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	29.63 %	(609.41) %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.41 times	0.46 times
7	NET SALES TO FIXED ASSETS (**)	0.52 times	0.59 times
8	INVENTORIES ROTATION (**)	4.71 times	5.47 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51 days	48 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.00 %	12.55 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	39.94 %	77.49 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.66 times	3.44 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.77 %	75.02 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	39.76 %
15	OPERATING INCOME TO INTEREST PAID	1.11 times	0.78 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.03 times	0.59 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.60 times	0.50 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.37 times	0.33 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.39 times	0.21 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.20 %	7.50 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	18.75 %	8.05 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.05) %	2.66 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.08 times	0.71 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	565.47 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(465.47) %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	69.88 %	179.74

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.21	$ (0.09)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.21	$ (0.06)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ (0.03)
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 1.55	$ 2.72
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.38 times	0.51 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	2.81 times	(15.56) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

s31: In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 659,479 at December 31, 2001 compared to Ps. 697,816 at December 31, 2000. The effect on Simec's consolidated statement of income in the year ended December 31, 2001, was a decrease of Ps. 4,921 in the provision for income tax and employee profit sharing compared to an increase of Ps. 54,757 in the same period of 2000. These provisions do not affect the cash flow of Simec.

s35: Stockholders' Equity:
Effects of inflation - The effects of inflation on stockholders' equity at December 31, 2001 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 1,304,524	Ps. 919,236	Ps. 2,223,760
Prima en aumento de Capital	549,517	17,804	567,321
Retained earnings	740,511	359,334	1,099,845
Excess resulting from restating Stockholders' equity to reflect Certain effects of inflation	-	(361,796)	(361,796)
Effect deferred income tax Bulletin D-4	(662,340)	(91,100)	(753,440)

s39: Premium in subscription of Capital Stock made in March 29, 2001.

r24 We don't have interest paid in UDI's

r26: We don't have interest earned in UDI's

c02 Consolidated Statements of Changes in Financial Position
The net loss in money exchange and net profit in liabilities actualization are as follows:

	December 31, 2001	December 31, 2000
Net loss (profit) in money exchange	Ps. (75,461)	Ps. 16,581
Net loss (profit) in liabilities actualization	(115,519)	(270,817)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

Pursuant to the debt restructuring of Grupo Simec, S.A. de C.V. ("Simec") completed in December 1997 (the "Simec Restructuring"), and the acceptance of additional tenders of Simec's 8-7/8% Medium Term Notes due 1998 (the "MTNs") in exchange for 10.5% Notes due November 15, 2007 of Simec's wholly-owned subsidiary Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG") in 1998, approximately 99% of Simec's outstanding consolidated debt was restructured as long-term debt of CSG; prior to the subsequent restructuring in August 2000 of a portion of such debt described below, all of such restructured debt of CSG matured in November 2007 and had principal amortizing in equal semi-annual installments which began in May 2000, except for approximately US$70 million of non-amortizing bank debt which matured in November 2009. On August 25, 2000, Simec and its bank creditors restructured US$224.9 million of Simec's then outstanding bank debt of US$ 226.8 million. The restructuring provided for, among other things, (i) a two year extension with respect to the amortization of US$134.7 million of bank debt, from 7 years to 9 years, with a final maturity in November 2009 and a 0.75% increase in the interest rate applicable to such bank debt, as a result of which such bank debt now bears interest at floating rates based on margins ranging from 5.125% to 5.625% above six-month LIBOR, and (ii) at the Simec's election, the conversion of US$90.2 million of bank debt (plus accrued interest thereon) into common shares of Simec based upon the price of approximately US$0.1935 per share (approximately US$3.87 per American Depositary Share). Simec's bank debt is secured by a lien on all of the plant, property and equipment of Simec, CSG and its subsidiaries. Pursuant to covenants contained in its bank loan instruments, CSG is prohibited from paying dividends or making distributions in cash, securities or other property to Simec. On March 29, 2001, Grupo Sidek, S.A. de C.V. consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, S.A. de C.V. ("ICH") and, in conjunction therewith, ICH acquired additional common shares of certain of Simec's bank creditors that, in connection with the transaction, converted approximately U.S. $95.4 million of bank debt (U.S. $90.2 million of principal and U.S. $5.2 million of interest) into common shares of Simec as described above. As a result, ICH acquired at that time an approximate 82.5% interest in Simec.

As a component of the Simec Restructuring, CSG consummated an offer to exchange its 10-1/2% Third Priority Notes Due December 15, 2007 (the "New Notes") for Simec's MTNs. Pursuant to the exchange offer, together with a second exchange offer completed in October 1998 on terms substantially identical to the terms of the original exchange offer, as well as the payment of a judgment in December 2000 with respect to $2,955,000 of MTNs, and the acquisition of $120,000 principal amount of MTN's in the secondary market, only $502,000 of the total $68,000,000 principal amount of MTNs originally issued remain outstanding (accrued interest was $288,569), at December 31, 2001. Principal of the New Notes (which were issued in an original principal amount of $64,423,000) commenced amortizing in equal semi-annual installments in May 2000 and, as a result of amortization payments and the redemption of New Notes in June 2001 and July 2001 described below, the New Notes were retired in full. As a result of the acquisition on March 29, 2001 by ICH of a controlling interest in Simec, CSG, as required by the terms of the New

Notes, commenced an offer in April 2001 to purchase all outstanding notes at a price of 100% of their principal amount plus accrued interest to the date of redemption. On June 8, 2001 CSG redeemed $14,505,664 principal amount plus accrued interest pursuant to such offer and on July 13, 2001 CSG exercised its optional redemption right and redeemed the remaining $37,838,023 principal amount of New Notes at par plus accrued interest. Simec financed the repurchases of the New Notes with loans from its parent, ICH. In the third quarter of 2001, ICH converted approximately $69.5 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the redemption of the New Notes and retirement of bank loans) into common shares of Simec at a conversion price equivalent to U.S. $1.60 per American Depositary Share. ICH has advised Simec that it has subsequently resold such common shares.

As a result of the Simec Restructuring, Simec's only material asset is its 100% equity interest in CSG; CSG in turn holds a 100% equity interest in each of the other subsidiaries of Simec (or in the case of non-wholly owned subsidiaries of Simec, the equity position held by it prior to consummation of the Simec Restructuring).

In October, 2001, Simec retained KPMG Cárdenas Dosal, S.C. as independent auditors, replacing its existing independent auditors, in order to have the same auditors as its parent company, ICH.

At December 31, 2001, Simec's total consolidated debt was approximately $103 million, the entire amount of which was denominated in dollars, with a weighted average interest rate of approximately 7.42%. The debt owed to ICH at December 31, 2001 was approximately $14.8 million with a interest rate of 7.5% and matures in June 2002. At December 31, 2002 CSG was not in compliance with various financial covenants contained in its bank loan instruments. CSG obtained the waiver for complying with these financial covenants until May 1, 2002. According with Mexican generally accepted accounting principles, Simec's long term bank debt was reclassified as current liabilities because the waiver did not extend to one year. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants.

Net resources provided by operations were Ps. 337 million in 2001 versus Ps. 246 million in the same period of 2000. Net resources used in financing activities were Ps. 342 million in 2001 (which amount reflects the redemption of Ps. 490 million ($52.3 million) of New Notes in June and July 2001) versus Ps. 507 million of net resources used in financing activities in the same period of 2000. Net resources used by investing activities (to acquire property, plant and equipment, other non-current assets and to increase capital stock) were Ps. 54 million in 2001 versus net resources used in investing activities of Ps. 24 million in the same period of 2000. Simec has maintained low levels of capital expenditures since 1995 due to lack of financing and does not expect to significantly increase capital expenditures for the foreseeable future until financing becomes available.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Twelve-Month Period Ended December 31, 2001 compared to Twelve-Month Period Ended December 31, 2000

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

Net Sales
Net sales of Simec decreased 17% to Ps. 1,903 million in 2001 compared to Ps. 2,300 million in 2000. Sales in tons of basic steel products decreased 9% to 560,726 tons in 2001 compared to 619,598 tons in 2000; the decrease in tons sold reflected the decrease in economic activity in Mexico and the United States. Exports of basic steel products decreased to 48,385 tons in 2001 versus 65,942 tons in 2000. The decrease in exports resulted from Simec's continuing focus on the Mexican market as margins from exports decreased as a result of the continued decline in worldwide steel prices and the strength of the peso versus the dollar given the differential in inflation levels between Mexico and the United States. The average price of steel products decreased 9% in real terms in 2001 versus the same period of 2000, due principally to pricing pressure caused by imports of competing products.

Direct Cost of Sales
Simec´s direct cost of sales decreased 16% to Ps. 1,278 million in 2001 compared to Ps. 1,519 million in 2000, reflecting lower net sales. Direct cost of sales as a percentage of net sales increased from 66% in 2000 to 67% in 2001. The average cost of raw materials used to produce steel products decreased 7% in real terms in 2001 versus 2000 as a result of decreases in the prices of scrap and certain other raw materials.

Marginal Profit
Simec´s marginal profit decreased 20% to Ps. 625 million during 2001 compared to Ps. 781 million in 2000. As a percentage of net sales, marginal profit was 33% in 2001 compared to 34% in 2000.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization relating to continuing operations) decreased 13% to Ps. 446 million in 2001 from Ps. 510 million in 2000; this decrease was due to the reduction in Simec's labor force and lower expenses. Depreciation and amortization relating to continuing operations in 2001 decreased to Ps. 133 million compared to Ps. 145 million in 2000.

Operating Income
Simec´s operating income decreased 34% to Ps. 179 million in 2001 compared to Ps. 271 million in the same period of 2000. As a percentage of net sales, operating income was 9% in 2001 and 12% in the same period of 2000.

Financial Income (Expense)
Simec recorded financial income in 2001 of Ps. 5 million compared to financial expense of Ps. 108 million during 2000. Simec recorded an exchange gain of approximately Ps. 94 million in 2001 compared to an exchange loss of Ps. 16 million in 2000 as a result of the 4.5% increase in the value of the peso versus the dollar in 2001 versus a decrease of 0.6% in the value of the peso versus the dollar in 2000. Net interest expense was Ps. 157 million in 2001 versus Ps. 321 million during 2000 reflecting a lower amount of debt outstanding during 2001. Simec recorded a gain from monetary position of Ps. 68 million in 2001 compared to a gain from monetary position of Ps. 229 million in 2000, reflecting the domestic inflation rate of 4.4% in 2001 as compared to 9% in 2000.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 61 million in 2001 (reflecting (i) income from the cancellation of Ps. 14 million of bank interest recorded as accrued interest in the prior year (included a gain of Ps. 1 million in respect of $120,000 principal amount of MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled), (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Grupo Sidek, (iv) expense relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 24 million and (vii) income related to other financial operations of Ps. 13 million) compared to other expense, net, of Ps. 61 million in 2000 (reflecting (i) expenses related to the disposal of excess dust at the Mexicali mini-mill resulting from the scrap melting process in previous years of Ps. 32 million, (ii) costs related to the Simec Restructuring of Ps. 12 million), (iii) the provision of Ps. 10 million for doubtful accounts recorded as a result of changes in estimates made in prior years and (iv) expenses related to other financial operations of Ps. 7 million.

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 16 million for income tax and employee profit sharing in 2001 (including income of Ps. 5 million from the provision from the application of Bulletin D-4 with respect to deferred income tax) compared to a provision of Ps. 126 million in 2000 (including a provision of Ps. 55 million from the application of Bulletin D-4 with respect to deferred income tax).

Discontinued Operations
In 2000, Simec recorded net loss from discontinued operations of Ps. 14 million (which included the operations of Estral and Moly-Cop). In 2000, Estral and Moly-Cop recorded in the aggregate net sales of Ps. 138 million and operating income of Ps. 14 million. Simec had no discontinued operations in 2001.

Net Income Before Minority Interest
As a result of the foregoing, Simec recorded net income before minority interest of Ps. 229 million in 2001 compared to net loss before minority interest of Ps. 38 million in 2000.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 659 million at December 31, 2001 compared to Ps. 698 million at December 31, 2000. The effect on Simec's consolidated statement of income in 2001, was a decrease of Ps. 5 million in the provision for income tax and employee profit sharing compared to an increase of Ps. 55 million in 2000. These provisions do not

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

JUDGED INFORMATION

affect the cash flow of Simec.

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are indirect subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Metálica las Torres, S.A. de C.V.
° Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2001 are as follows:

	Years
Buildings..	15 to 50
Machinery and equipment	10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
Monetary items at the exchange rate at the balance sheet date.
Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.
Income and expense items at an appropriate average exchange rate.
The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2001 and 2000. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
Pursuant to the debt restructuring of Grupo Simec, S.A. de C.V. ("Simec") completed in December 1997 (the "Simec Restructuring"), and the acceptance of additional tenders of Simec's 8-7/8% Medium Term Notes due 1998 (the "MTNs") in exchange for 10.5% Notes due November 15, 2007 of Simec's wholly-owned subsidiary Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG") in 1998, approximately 99% of Simec's outstanding consolidated debt was restructured as long-term debt of CSG; prior to the subsequent restructuring in August 2000 of a portion of such debt described below, all of such restructured debt of CSG matured in November 2007 and had principal amortizing in equal semi-annual installments which began in May 2000, except for approximately US$70 million of non-amortizing bank debt which matured in November 2009. On August 25, 2000, Simec and its bank creditors restructured US$224.9 million of Simec's then outstanding bank debt of US$ 226.8 million. The restructuring provided for, among other things, (i) a two year extension with respect to the amortization of US$134.7 million of bank debt, from 7 years to 9 years, with a final maturity in November 2009 and a 0.75% increase in the interest rate applicable to such bank debt, as a result of which such bank debt now bears interest at floating rates based on margins ranging from 5.125% to 5.625% above six-month LIBOR, and (ii) at the Simec's election, the conversion of US$90.2 million of bank debt (plus accrued interest thereon) into common shares of Simec based upon the price of approximately US$0.1935 per share (approximately US$3.87 per American Depositary Share). Simec's bank debt is secured by a lien on all of the plant, property and equipment of Simec, CSG and its subsidiaries. Pursuant to covenants contained in its bank loan instruments, CSG is prohibited from paying dividends or making distributions in cash, securities or other property to Simec. On March 29, 2001, Grupo Sidek, S.A. de C.V. consummated the sale of its entire approximate 62% controlling interest in Simec to Industrias CH, S.A. de C.V. ("ICH") and, in conjunction therewith, ICH acquired additional common shares of certain of Simec's bank creditors that, in connection with the transaction, converted approximately U.S. $95.4 million of bank debt (U.S. $90.2 million of principal and U.S. $5.2 million of interest) into common shares of Simec as described above. As a result, ICH acquired at that time an approximate 82.5% interest in Simec.

As a component of the Simec Restructuring, CSG consummated an offer to exchange its 10-1/2% Third Priority Notes Due December 15, 2007 (the "New Notes") for Simec's MTNs. Pursuant to the exchange offer, together with a second exchange offer completed in October 1998 on terms substantially identical to the terms of the original exchange offer, as well as the payment of a judgment in December 2000 with respect to $2,955,000 of MTNs, and the acquisition of $120,000 principal amount of MTN's in the secondary market, only $502,000 of the total $68,000,000 principal amount of MTNs originally issued remain outstanding (accrued interest was $288,569), at December 31, 2001. Principal of the New Notes (which were issued in an original principal amount of $64,423,000) commenced amortizing in equal semi-annual installments in May 2000 and, as a result of amortization payments and the redemption of New Notes in June 2001 and July 2001 described below, the New Notes were retired in full. As a result of the acquisition on March 29, 2001 by ICH of a controlling interest in Simec, CSG, as required by the terms of the New Notes, commenced an offer in April 2001 to purchase all outstanding notes at a price of 100% of their principal amount plus accrued interest to the date of redemption. On June 8, 2001 CSG redeemed $14,505,664 principal amount plus accrued interest pursuant to such offer and on July 13, 2001 CSG exercised its optional redemption right and redeemed the remaining $37,838,023 principal amount of New Notes at par plus accrued interest. Simec financed the repurchases of the New Notes with loans from its parent, ICH. In the third quarter of 2001, ICH converted approximately $69.5 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the redemption of the New Notes and retirement of bank loans) into common shares of Simec at a conversion price equivalent to U.S. $1.60 per American Depositary Share. ICH has advised Simec that it has subsequently resold such common shares.

As a result of the Simec Restructuring, Simec's only material asset is its 100% equity interest in CSG; CSG in turn holds a 100% equity interest in each of the other subsidiaries of Simec (or in the case of non-wholly owned subsidiaries of Simec, the equity position held by it prior to consummation of the Simec Restructuring).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,066 (U.S. $554,117) at December 31, 2001, (included in accrued liabilities) relating to these actions. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,144 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

JUDGED INFORMATION

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 CIA. SIDERURGICA DE GUADALAJARA	MINIACERIA	474,393,215	99.99	38,359	1,157,203
TOTAL INVESTMENT IN SUBSIDIARIES				**38,359**	**1,157,203**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,157,203**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SIMEC** QUARTER: **4** YEAR: **2001**

GRUPO SIMEC, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	367,309	83,182	284,127	1,037,016	257,137	1,064,006
MACHINERY	674,533	376,134	298,399	2,230,059	482,898	2,045,560
TRANSPORT EQUIPMENT	13,579	11,927	1,652	22,260	15,063	8,849
OFFICE EQUIPMENT	3,701	3,028	673	4,929	3,799	1,803
COMPUTER EQUIPMENT	23,803	8,408	15,395	485	180	15,700
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**1,082,925**	**482,679**	**600,246**	**3,294,749**	**759,077**	**3,135,918**
NOT DEPRECIATION ASSETS						
GROUNDS	17,542	0	17,542	333,817	0	351,359
CONSTRUCTIONS IN PROCESS	40,709	0	40,709	2,218	0	42,927
OTHER	95,854	0	95,854	0	0	95,854
NOT DEPRECIABLE TOTAL	**154,105**	**0**	**154,105**	**336,035**	**0**	**490,140**
TOTAL	**1,237,030**	**482,679**	**754,351**	**3,630,784**	**759,077**	**3,626,058**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

OTHERS, ARE NON CURRENT INVENTORIES.

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
BANAMEX	15/11/2009	7.49	0	0	0	127,561	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	8.02	0	0	0	39,210	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/11/2009	8.02	0	0	0	38,687	0	0	0	0	0	0	0	0	0	0
ATLANTICO	15/11/2009	7.63	0	0	0	31,705	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	53,082	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	52,323	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	8.02	0	0	0	19,692	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	48,882	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/05/2002	6.85	0	0	0	16,632	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	16,606	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/05/2002	6.85	0	0	0	15,353	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	15,329	0	0	0	0	0	0	0	0	0	0
SERFIN	15/11/2009	7.63	0	0	0	15,224	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	37,625	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/11/2009	7.49	0	0	0	19,734	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	15,683	0	0	0	0	0	0	0	0	0	0
BANCRESER	15/11/2009	7.13	0	0	0	15,278	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	14,858	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	14,858	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	14,477	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	13,929	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	13,929	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	13,929	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.13	0	0	0	13,929	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	13,715	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	13,715	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	12,858	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	12,858	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/11/2009	7.49	0	0	0	12,858	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: ' **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANAMEX	15/11/2009	7.49	0	0	0	12,858	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	15/11/2009	6.38	0	0	0	13,361	0	0	0	0	0	0	0	0	0	0
BANCOMER	15/11/2009	7.49	0	0	0	11,144	0	0	0	0	0	0	0	0	0	0
INVERLAT	15/11/2009	7.13	0	0	0	7,343	0	0	0	0	0	0	0	0	0	0
ATLANTICO	15/11/2009	7.13	0	0	0	4,492	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	15/11/2007	6.38	0	0	0	3,242	0	0	0	0	0	0	0	0	0	0
BANCOMEXT	15/05/2002	8.50	0	0	0	1,012	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/05/2002	8.50	0	0	0	934	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	15/11/2009	7.49	0	0	0	0	0	0	0	0	0	1,434	0	0	0	0
BANCO BILBAO VIZCAYA	15/11/2009	7.13	0	0	0	1,430	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			0	0	0	800,335	0	0	0	0	0	1,434	0	0	0	0
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
MEDIUM TERM NOTES	15/12/1998	9.33	0	0	0	0	0	0	0	0	4,589	0	0	0	0	0
TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	4,589	0	0	0	0	0
PROVEEDORES																
DIVERSOS			98,417	0	0	25,359	0	0	0	0	0	6,150	0	0	0	0
TOTAL SUPPLIERS			98,417	0	0	25,359	0	0	0	0	0	6,150	0	0	0	0
DIVERSOS			70,466	0	0	147,568	0	0	0	0	0	7,107	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			70,466	0	0	147,568	0	0	0	0	0	7,107	0	0	0	0

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			168,883	0	0	973,262	0	0	0	0	4,589	14,691	0	0	0	0

NOTES

1.- LOS CREDITOS BANCARIOS CON GARANTIA ESTAN GARANTIZADOS CON LA HIPOTECA SOBRE LA UNIDAD INDUSTRIAL DE LAS EMPRESAS DEL GRUPO.
2.- LOS CREDITOS EN MONEDA EXTRANJERA ESTAN CONTRATADOS EN DOLARES AMERICANOS Y EL TIPO DE CAMBIO UTILIZADO AL 31 DE DICIEMBRE DE 2001 FUE DE PS. 9.1423.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**

GRUPO SIMEC, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	15,513	146,596	0	0	146,596
OTHER	0	0	0	0	0
TOTAL	**15,513**	**146,596**			**146,596**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	20,944	199,824	100	960	200,784
INVESTMENTS	420	3,987	1,396	12,909	16,896
OTHER	6,013	57,601	230	2,185	59,786
TOTAL	**27,377**	**261,412**	**1,726**	**16,054**	**277,466**
NET BALANCE	**(11,864)**	**(114,816)**	**(1,726)**	**(16,054)**	**(130,870)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**6,588**	**60,242**	0	0	**60,242**
LIABILITIES POSITION	**107,831**	**990,294**	**735**	**2,248**	**992,542**
SHORT TERM LIABILITIES POSITION	107,831	990,294	735	2,248	992,542
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(101,243)**	**(930,052)**	**(735)**	**(2,248)**	**(932,300)**

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2001 WAS PS. 9.1423.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

JUDGED INFORMATION

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	506,956	3,048,731	(2,541,775)	0.55	14,091
FEBRUARY	461,457	3,052,581	(2,591,124)	0.07	(1,715)
MARCH	496,858	3,072,864	(2,576,006)	0.63	16,321
APRIL	511,781	2,112,814	(1,601,033)	0.50	8,076
MAY	520,626	2,082,100	(1,561,474)	0.23	3,583
JUNE	382,838	1,891,701	(1,508,863)	0.24	3,569
JULY	386,491	1,904,809	(1,518,318)	0.26	(3,945)
AUGUST	417,635	1,936,727	(1,519,092)	0.59	9,000
SEPTEMBER	420,999	1,408,868	(987,869)	0.93	9,196
OCTOBER	458,057	1,330,491	(872,434)	0.45	3,943
NOVEMBER	472,221	1,282,902	(810,681)	0.38	3,054
DECEMBER	387,764	1,207,005	(819,241)	0.14	1,135
ACTUALIZATION:	0	0	0	0.00	1,609
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**67,917**

NOTES

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Not accomplished the actual situation is 0.60 times.
B) Accomplished the actual situation is 0.40
C) Not accomplished the actual situation is 1.90

As of December 31, 2001, the remaining balance of the MTNs not exchanged amounts to Ps. 4,589 ($502,000 U.S. dollars).

C.P. Adolfo Luna Luna
Director de Finanzas

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CIA. SIDERURGICA DE GUAD.	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	480	81
CIA. SIDERURGICA DE CALIF.	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	250	69
METALICA LAS TORRES	COMPRAVENTA DE PRODUCTOS DE ACERO	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	COMMERCIAL METALS	SI	44.79
ENERGIA ELECTRICA	C.F.E.			NO	11.68
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	CONSIDAR INC.	SI	8.10
ELECTRODOS	UCAR CARBON MEXICANA			NO	3.11

NOTES

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERFILES ESTRUCTURA	181	432,126	176	663,343			
PERFILES COMERCIALE	55	115,561	47	140,315			
CORRUGADO	116	216,955	93	286,432			
SOLERAS	39	86,544	32	108,978			
BARRAS MACIZAS	176	421,536	162	539,270			
OTROS			4	17,909			
TOTAL		1,272,722		1,756,247			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERFILES ESTRUCTURA			9	29,439			
PERFIL COMERCIAL			9	27,849			
CORRUGADO			16	44,852			
BARRAS MACIZAS			10	31,554			
SOLERAS			4	12,902			
TOTAL				146,596			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 136

Number of shares Outstanding at the Date of the NFEA: (Units) — 414,300,890

[X] ARE THE FIGURES FISCALLY AUDITED?   [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 142

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,788,452,125

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **0000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CO SIMEC QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **GRUPO SIMEC, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	414,300,890

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	1,788,452,125

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		2	199,665,769	1,329,390		200,995,159	145,642	970
B		2	106,001,231	1,481,455,735		1,587,456,966	77,321	1,080,591
TOTAL			**305,667,000**	**1,482,785,125**	**0**	**1,788,452,125**	**222,963**	**1,081,561**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,788,452,125
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 1,289,363 ADR'S DE 20 ACCIONES CADA UNO.
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **4** YEAR: **2001**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. ADOLFO LUNA LUNA
DIRECTOR DE FINANZAS

C.P. JOSE FLORES FLORES
DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA

GUADALAJARA, JAL, AT APRIL 30 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SIMEC FECHA: 30/04/200 17:09

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO SIMEC, S.A. DE C.V.
DO MICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA ,JAL
TELEFONO: 01 33-3669-5740, 01 33-3669-5712 Y 01 33-3669-5757
FAX: 01 33-3669-5716 Y 01 33-3669-5726 **AUTOMATICO:** X
E-MAIL: jflores@gruposimec.com.mx
DIRECCION DE INTERNET www.simec.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GSI900822R72
DOMICILIO AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA ,JAL

RESPONSABLE DE PAGO

NOMBRE: C.P. RICARDO OROZCO IÑIGUEZ
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA ,JAL
TELEFONO: 01 33-3669-5742, 01 33-3669-5734 Y 01 33-3669-5757
FAX: 01 33-3669-5726 Y 01 33-3812-5375

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING. RUFINO VIGIL GONZALEZ
DOMICILIO: AGUSTIN MELGAR 23
COLONIA: FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL: 54030
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 55-5310-2559
FAX: 01 55-5310-2496
E-MAIL: ichsa@prodigy.net.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. LUIS GARCIA LIMON
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL

CLAVE DE COTIZACION: SIMEC FECHA: 30/04/200 17:09

TELEFONO: 01 33-3669-5712 Y 01 33-3669-5757
FAX: 01 33-3669-5716 Y 01 33-3669-5726
E-MAIL: aluna@gruposimec.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ADOLFO LUNA LUNA
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5740, 01 33-3669-5712 Y 01 33-3669-5734
FAX: 01 33-3669-5716 Y 01 33-3669-5726
E-MAIL: aluna@gruposimec.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE: C.P. JOSE FLORES FLORES
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX: 01 33-3669-5726 Y 01 33-3669-5716
E-MAIL: jflores@gruposimec.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ADOLFO LUNA LUNA
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5740, 01 33-3669-5712 Y 01 33-3669-5734
FAX: 01 33-3669-5716 Y 01 33-3669-5726
E-MAIL: aluna@gruposimec.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: JEFE DEPARTAMENTO LEGAL
NOMBRE: LIC. LOURDES IVONNE MASSIMI MALO
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5705, 01 33-3669-5734 Y 01 33-3669-5757
FAX: 01 33-3812-2888 Y 01 33-3669-5726
E-MAIL: imassimi@gruposimec.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. JOSE LUIS RICO MACIEL

CLAVE DE COTIZACION: SIMEC FECHA: 30/04/200 17:09

DOMICILIO:	AV. REVOLUCION 780 MODULO 2
COLONIA:	SAN JUAN
C. POSTAL:	03730
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5270-9340 Y 01 55-5270-9341
FAX:	01 55-5270-9302
E-MAIL:	rgarcia@infosel.net.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. RODOLFO GARCIA GOMEZ DE PARADA
DOMICILIO:	AV. REVOLUCION 780 MODULO 2
COLONIA:	SAN JUAN
C. POSTAL:	03730
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5371-7365 Y 01 55-5371-7366
FAX:	01 55-5371-7379
E-MAIL:	rgarcia@infosel.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3669-5716
E-MAIL:	jflores@gruposimec.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3669-5716
E-MAIL:	jflores@gruposimec.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3669-5716
E-MAIL:	jflores@gruposimec.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SIMEC | **FECHA :** 30/04/2002 17:09

GRUPO SIMEC, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE TODAS

CARGO **PRESIDENTE**

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : ING. RUFINO VIGIL GONZALEZ

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : SR. ARTURO GERARDO AVENDAÑO GUZMAN

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : LIC. ALFONSO FERNANDEZ DELGADO

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : SR. EDUARDO VIGIL GONZALEZ

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : LIC. RAUL VIGIL GONZALEZ

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : ING. GUSTAVO GUNTER GONZALEZ

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : SR. JUAN MENDEZ MARTINEZ

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : SR. IGNACIO MURIEDAS PRIETO

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : SR. JOSE LUIS ROMERO SUAREZ

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : SR. JAIME VIGIL SANCHEZ CONTE

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : C.P. SERGIO VIGIL GONZALEZ

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003
NOMBRE : C.P. HUMBERTO VALDEZ MIER

CARGO **COMISARIO(S) SUPLENTE(S)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SIMEC **FECHA :** 30/04/2002 17:09

GRUPO SIMEC, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003

NOMBRE : C.P. LUIS ENRIQUE GUZMAN AHUMADA

CARGO SECRETARIO PROPIETARIO

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003

NOMBRE : LIC. JOSE LUIS RICO MACIEL

CARGO SECRETARIO SUPLENTE

VIGENCIA DEL : 30/04/2002 AL : 30/04/2003

NOMBRE : LIC. RODOLFO GARCIA GOMEZ DE PARADA